**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 18, 2014**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Fresenius Medical Care AG & CO. KGA**

**File No. 001-32749 - CF#31365**

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Fresenius Medical Care AG & CO. KGA submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on August 5, 2009, as amended.

Based on representations by Fresenius Medical Care AG & CO. KGA that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

|  |  |
|---|---|
| Exhibit 10.1 | through January 15, 2016 |
| Exhibit 10.2 | through January 15, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary